EXHIBIT 99.11E
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

July 23, 2013

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on July 23, 2013.

Item 4.	Summary of Material Change

The Company announced announce a C$5 million marketed private placement of common shares (the “Offering”) at a price of C$0.63 per common share resulting in the issuance of 7,936,508 common shares. The Offering will be conducted on a commercially reasonable efforts basis by Macquarie Capital Markets Canada Ltd. (the “Agent”).

The Company will pay the Agent a cash commission equal to 6.0% of the gross proceeds of the Offering.

Item 5.                  Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

July 23, 2013

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Official Capacity
Richard Silas
(Please print here name of individual whose signature appears above.)

Gold Standard Announces C$5.0 Million Marketed Private Placement Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

July 23, 2013 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX-V: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to announce a C$5 million marketed private placement of common shares (the “Offering”) at a price of C$0.63 per common share resulting in the issuance of 7,936,508 common shares. The Offering will be conducted on a commercially reasonable efforts basis by Macquarie Capital Markets Canada Ltd. (the “Agent”).

The Company will pay the Agent a cash commission equal to 6.0% of the gross proceeds of the Offering.

The Offering is expected to close on or about July 31, 2013 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX-V and the NYSE MKT and applicable securities regulatory authorities. All common shares of the Company issued in connection with the Offering will be subject to a hold period in Canada of four months and one day from the date of issuance and applicable hold periods in the United States.

The Company intends to use the net proceeds of the Offering for exploration work at Gold Standard’s flagship Railroad Project in north-central Nevada, for working capital and general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

ABOUT GOLD STANDARD VENTURES CORP. - Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 16,748 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde

President

Tel:      604-669-5702

Email: info@goldstandardv.com

Website: www.goldstandardv.com